EMI

04012688

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

RECD S.E.C.
FEB - 9 2004
1086

2nd February, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 30th January 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 2nd February 2004, confirming that Wellington Management Company, LLP has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 2nd February 2004, had an interest in 23,725,400 shares, being 3.01% of the shares in issue.

Yours faithfully,

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

EMI

RECD S.E.C.

FEB - 9 2004

1086

VIA PR NEWSWIRE DISCLOSE

ER 04/11

Company Announcements Office,
London Stock Exchange.

2nd February, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated and received by fax on 2nd February 2004, that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 2nd February 2004, had an interest in 23,725,400 shares, being 3.01% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231